CENTRAL VIRGINIA BANKSHARES, INC.

2003 Annual Report

Expanding Our World...
Building Shareholder Value


288
Financing Proudly Provided by
Central Virginia Bank
364-5931
CVB

BUSINESS OF THE COMPANY

Central Virginia Bankshares, Inc. (the "Company") was incorporated in 1986 to serve as the holding company for Central Virginia Bank (the "Bank"). The Bank was incorporated in 1972 under the laws of Virginia and opened for business on September 17, 1973. Its principal service area is Powhatan County and extends into Chesterfield, Cumberland , and Henrico Counties. The Bank has branch offices in the village of Flat Rock in Powhatan County; in Cartersville and near the Courthouse in Cumberland County; in the village of Midlothian and in Brandermill, both in Chesterfield County: and in Wellesley in Henrico County. The Wellesley location was acquired from another financial institution in July 2001.

The Bank engages in a general community and commercial banking business, targeting the banking needs of individuals and small to medium sized businesses in its primary service area. The Bank offers all traditional loan and deposit banking services as well as newer services such as telephone banking, debit cards, and internet banking.

The Bank encounters strong competition for its banking services within its primary service area from other community banks and larger banks in the Richmond metropolitan area. The success of the Bank in the past and its plans for success in the future is dependent upon providing superior customer service and convenience. The Bank will continue to focus its lending within its primary service area.

The company is subject to regulation by the Board of Governors of the Federal Reserve System. The Bank is supervised and regularly examined by the Federal Reserve Board and the Bureau of Financial Institutions of Virginia's State Corporation Commission. The Bank is also subject to Federal Deposit Insurance Corporation deposit insurance assessments.

The Company and the Bank have 94 full-time and 25 part-time employees.

TABLE OF CONTENTS

Financial Highlights

Central Virginia Bankshares, Inc.

For the Years Ended December 31,	**2003**	2002	2001	2000	1999
		(Dollars in thousands, except per share data)			
At Year End					
Total Assets	**$ 365,835**	$ 285,086	$ 249,423	$ 200,933	$ 189,332
Deposits	**300,720**	237,988	208,027	165,811	152,211
Loans Receivable, net	**156,050**	139,392	139,411	132,383	128,568
Stockholders' Equity	**28,343**	24,499	20,828	19,177	17,087
Net Income	**3,914**	3,005	2,019	2,060	1,960
Ratios					
Return on Average Assets	**1.22%**	1.12%	.93%	1.06%	1.05%
Return on Average Equity	**14.66%**	13.50%	10.00%	11.52%	11.28%
Per Share Data(1)					
Net Income	**1.81**	1.40	.99	1.02	.97
Cash Dividends	**.51**	.47	.44	.41	.40
Book Value Per Share	**13.41**	11.90	10.18	9.44	8.46

(1) Adjusted for 5% stock dividend paid in December 2002

ASSETS

($ millions)


189
200
249
285
366
99
00
01
02
03

NET INCOME

($ thousands)


1,960
2,060
2,019
3,005
3,914
99
00
01
02
03

BOOK VALUE PER SHARE

($ per share)


8.46
9.44
10.18
11.90
13.41
99
00
01
02
03

To say that 2003 was an outstanding year would be an understatement! Central Virginia Bankshares' performance in 2003 was exceptional; once again, we set records for virtually every measure of our performance. Our net income for the year ended December 31, 2003 was $3,913,765 representing an increase of $908,601 or 30 percent as compared to the prior year's $3,005,164. Earnings per share for 2003 were $1.88 basic and $1.81 on a fully diluted basis, increases of 29 and 30 percent respectively compared to $1.46 basic and $1.40 fully diluted per share in 2002. The return on shareholders equity for 2003 was 14.66 percent, up from 2002's 13.50 percent. At year-end, the book value of a share of common stock improved to $13.41 from last year's $11.90, as shareholders equity increased to $28.3 million from $24.5 million last year. In the fourth quarter of 2003, the company issued $5 million of capital trust preferred debt in order to purchase a like amount of stock in our subsidiary, Central Virginia Bank. This transaction increased the bank's equity capital, that despite our excellent earnings, had not been able to keep pace with the extraordinary growth of the bank's assets over the last few years.



Our total assets at year end stood at $365.8 million, an increase of 28.3 percent over last year's $285.1 million. Our compound annual growth rate measured over the past five years has been an exceptional 14.9 percent, and over the past seven years this same measure was 16.4 percent! Our deposit pricing and marketing strategies throughout 2003 have been effective and obviously successful as every deposit category has experienced double-digit percentage growth evenly distributed among every type of deposit, from regular checking (up 23 percent), interest checking (up 13 percent), savings (up 37 percent), and certificates of deposit (up 28 percent). At the end of the year, we reached another milestone; over $300 million in deposits. Other changes in funding sources during the past year involved a new five year borrowing from the Federal Home Loan Bank that effectively locked in the current historically low interest rate. We continue to maximize our earnings through the reasonable use of leverage, in light of the low cost of borrowing.



The growth in our sources of funds over the prior year has been deployed as either loans or investment securities which comprise the company's "earning assets." Securities purchased for investment purposes ended the year at $177 million, an increase of 57 percent due to the aforementioned growth in deposits coupled with the absence of significant


288

loan demand. However, by the end of 2003, loan demand and corresponding growth had begun to show signs of life, as evidenced by the year-end balance of $159 million, an increase of $16.9 million or 12 percent versus the prior year. The majority of our loan demand has primarily been short term commercial and construction loans and residential mortgage lending. Although our total consumer loan balances have declined, the majority of new business has been home equity lines and credit cards, which have the potential for balance growth in the future. We feel the majority of the loan demand has resulted from two primary factors, the general economic growth in the markets we serve driving the demand for housing and commercial businesses, and the continuing low and stable interest rate environment. Our assessment of, and outlook for, our local economy is positive. There continues to be solid growth in eastern Powhatan and western Chesterfield Counties as well as eastern Goochland and western Henrico Counties. Arguably, the most significant contributing factor to this growth is the linking of both these market areas, which up until now have been separated by the James River, as a result of the completion of Route 288, scheduled for later this year. We continue to see growth potential in commercial and industrial loans to new businesses, as well as the residential housing sector, which historically has been a significant portion of our company's business. Obviously, the continuing growth of this sector is largely dependent on interest rates not increasing sharply in the future, and in our opinion, while rates may drift upward, overall they should be stable, which bodes well for our company.



Our asset quality remains satisfactory, and levels of non-performing assets remain within what we believe are acceptable levels. We continue to increase our provision for loan losses, and our total reserve has reached 1.55 percent of total loans. We believe this level is reasonable given our prudent and conservative approach to reserving for potential future loan losses.


Central Virginia Bank
364-5931

One of our goals remains to consistently increase our non-interest income through expansion of existing and identifying new sources of this important component of our profitability. To this end, we finished the year with over $3 million in non-interest income, an increase of $456,311 or 18 percent over the prior year. The two largest contributors to the increases in this category were fees and profits from secondary market mortgage loan sales and commissions from the sale of non deposit investment prod-



ucts. Both our Secondary Market Mortgage department and our Non-Deposit Investment Sales department in conjunction with UVEST have been very successful and will continue to be emphasized.

As far as expenses are concerned, we feel we have done a good job of controlling as much of our non-interest expense as we can. Non-interest expense for 2003 totaled $9.1 million, an increase of $1.3 million or 17 percent versus the prior year. This increase is largely attributed to expense relating to salaries and benefits, which are a direct result of the growth of the bank. Other areas where significant increases occurred were, general supplies, postage, voice and data communications, and equipment related expenses, plus other operating expenses. As our bank grows, we find ourselves in a never-ending cycle of replacing and upgrading our bank-wide network of computer equipment. This process of constant technology upgrades, we believe, will continue from now on.



How do we feel about the future of Central Virginia Bankshares? We believe our company will prosper in the coming years. We have a proven record of solid performance, reasonable growth, and franchise expansion through branching in the higher growth areas of our primary markets. Our newest branch, located in the Bellgrade Shopping center in Midlothian, and which opened in March 2004, is another example of this planned expansion into new or existing markets. Not only do we feel it will provide an acceptable return on our investment, but it complements our existing branches very well. Not only will a large number of our existing customers find this new branch convenient but we will be able to serve the banking and financial needs of the large number of potential individual and business customers residing in this new and growing area of our community. New branch locations and business lines are constantly evaluated to determine if they will provide an acceptable return on our investment, thereby enhancing our profitability and increasing our shareholders value.



The other major initiatives we have recently completed or are presently involved in are the design and construction of our new main office, to be located just one mile east of our current main office and less than 300 yards from our present corporate operations center. This new building will be our "flagship" branch, and will replace two buildings,



our original 30 year-old main office, as well as our mortgage department office. It provides us the opportunity to house all our commercial, construction, and mortgage lending functions in addition to the traditional branch bank efficiently under one roof. As we previously mentioned, we successfully completed a $5 million Capital Trust Preferred long-term debt issue that was utilized to purchase capital stock in our subsidiary – Central Virginia Bank – further strengthening its capital.

In conclusion, as we move forward in 2004 and beyond, we remain committed to building and improving shareholder value through rewarding our shareholders with steady dividend payments that will be reflective of the growth in our profitability. Our focus will continue to be to deliver first class banking products and services at a fair price, while providing unparalleled personal service to all our customers. We will expand our franchise in the higher growth areas only when it makes sense from an economic perspective.



Ralph Larry Lyons, John B. Larus

Indeed, 2003 was a record setting year, however we could not have accomplished what we did, nor will we be able to achieve our goals for the future, without the continued hard work and dedication of our talented Officers and Associates. They are truly our most valuable asset. Lastly, we want to sincerely thank all our shareholders and customers for your continued confidence, support, and patronage.


Financing Proudly Provided by
Central Virginia Bank
364-5931

Sincerely,

John B. Larus
Chairman

Ralph Larry Lyons
President & CEO

RESULTS OF OPERATIONS

For the year ended December 31, 2003, net income increased $908,601, or 30.2%, to $3,913,765. The major source of this increase was net interest income, which increased 20.6% to $11.9 million due to the steady, but lower, interest rate environment throughout the year. Total interest income increased $1.1 million, or 6.5%, as the Company's interest-earning assets, most notably loans and investment securities, rose 30.0% from December 31, 2002. Funding for this asset growth was provided by a $62.7 million, or 26.4%, increase in deposits, as well as a $5 million increase in Federal Home Loan Bank advances and $5 million in proceeds from the issuance of trust preferred securities. Also showing an increase for the year was other income, which rose 17.9% reflecting increased activity in the secondary market mortgage loan area as well as in commissions from the sales of non-deposit investment products. Non-interest expenses increased 16.6% primarily due to increases in salaries and benefits as the Company added personnel to support its growth.

The Company's net income for the year ended December 31, 2002 was $3,005,164, an increase of 48.8% compared to the previous year's net income of $2,019,300. This increase reflects a 25.2% increase in net interest income as well as a 37.8% increase in other income. The general stability of interest rates at historically low levels during 2002 contributed to the increase in net interest income. Interest and fees on loans decreased 7.4% to $10.9 million in 2002 as loans outstanding remained almost even from 2001 to 2002. The decrease in loan income reflects the effect of the reduction of the prime-lending rate during the year. Interest on securities increased 57.8% as the Company deployed funds from deposits and borrowings into the investment portfolio which had a 57.1% increase in average balance from $61.5 million in 2001 to $96.7 million in 2002. Other income increased due to growth in deposit fees and charges, fees from secondary market mortgage loan sales, ATM and other card related fees, earnings on bank owned life insurance and profits from the bank's title insurance subsidiary.

Basic earnings per share in 2003 were $1.88 while on a diluted basis earnings per share were $1.81 compared to $1.46 and $1.40 respectively, in 2002. In 2001 both basic and diluted earnings per share were $.99. All per share amounts presented reflect the 5% stock dividend paid December 13, 2002.

The Company's return on average equity was 14.7% in 2003, compared to 13.5% and 10.0% in 2002 and 2001, respectively. Return on average assets amounted to 1.22%, 1.12%, and .93% for these same periods.

Net Interest Income. The Company's net interest income was $11,891,356 in 2003, compared to $9,860,808 and $7,876,279 for 2002 and 2001, respectively. The 20.6% increase in 2003 reflects the effects of declining interest rates over the past two years. Total interest income increased 6.5% to $18.5 million in 2003 as the average balance of interest-earning assets increased 20.2% to $296.2 million while the taxable equivalent yield dropped to 6.46% from 7.17% in 2002. Total interest expense decreased by 11.9% despite a 20.2% increase in the average balance of interest-bearing liabilities. In 2002, net interest income increased 25.2% as interest rates declined throughout the year. The Company throughout the year, continually adjusted its balance sheet composition to capitalize on the then prevailing interest rate environment.

The following table sets forth the Company's average interest earning assets (on a tax equivalent basis) and average interest bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin, all for the periods indicated.

Year Ended December 31,	2003			2002			2001		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
				(Dollars in thousands)					
Interest earning assets:									
Federal funds sold	$ 2,981	$ 31	1.04%	$ 5,551	$85	1.53%	$ 6,528	$ 231	3.54%
Securities: (5)									
U. S. Treasury and other U. S. government agencies and corporations	$ 69,204	$ 3,571	5.16%	$ 44,443	$ 3,017	6.79%	$ 25,540	$ 1,703	6.67%
States and political subdivisions (3)	26,868	1,789	6.66%	23,705	1,671	7.05%	23,236	1,670	7.19%
Other securities (3)	46,568	3,373	7.24%	28,543	2,010	7.04%	12,757	955	7.49%
Total securities (3)	142,640	8,733	6.12%	96,691	6,698	6.93%	61,533	4,328	7.03%
Loans (1)(2)(3)(4)(6)	150,583	10,361	6.88%	144,137	10,884	7.58%	134,670	11,770	8.74%
Total interest-earning assets (3)	$296,204	$19,125	6.46%	$246,379	$17,667	7.17%	$ 202,731	$ 16,329	8.05%
Interest bearing liabilities:									
Deposits:									
Interest bearing demand	$ 47,309	$ 429	0.91%	$ 40,968	$ 631	1.54%	$ 34,536	$ 797	2.31%
Savings	51,199	785	1.53%	33,543	869	2.59%	20,285	624	3.08%
Other time	138,923	4,715	3.39%	120,377	5,325	4.42%	106,457	6,294	5.91%
Total deposits	237,431	5,929	2.50%	194,888	6,825	3.50%	161,278	7,715	4.78%
Federal funds purchased and securities sold under repurchase agreements	1,297	15	1.16%	1,335	26	1.95%	170	7	4.12%
FHLB advances									
Overnight	5,000	67	1.34%	5,597	106	1.89%	10,384	466	4.49%
Term	16,658	627	3.76%	15,058	590	3.92%	—	—	0.00%
Trust preferred securities	205	13	6.34%	—	—	0.00%	—	—	0.00%
Long-term debt	—	—	—	—	—	0.00%	12	1	8.33%
Total interest-bearing liabilities	$260,591	$6,651	2.55%	$216,878	$ 7,547	3.48%	$ 171,844	$ 8,189	4.77%
Net interest spread		$12,474	3.91%		$10,120	3.69%		$ 8,140	3.28%
Net interest margin			4.21%			4.11%			4.02%

(1) Installment loans are stated net of unearned income.
(2) Average loan balances include nonaccrual loans.
(3) Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 34%
(4) Interest income on loans includes loan fees of $543,756 in 2003, $565,453 in 2002, and $577,506 in 2001.
(5) Includes securities available for sale and securities held to maturity
(6) Includes mortgage loans held for sale.

The net interest margin is a measure of net interest income performance. It represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average interest earning assets. The Company's net interest margin was 4.21% in 2003, compared to 4.11% during 2002 and 4.02% in 2001. The net interest margin increased in 2003 as interest rates were relatively stable compared to the continual reduction of rates during 2002. The tax-equivalent yield on average interest-earning assets for the year was 6.46% in 2003 compared to 7.17% in 2002 while the average balance of interest-earning assets increased 20.2% to $296.2 million. The net interest margin increased in 2002 from 2001 as interest rates paid on liabilities were reduced throughout the year. The tax-equivalent yield on interest earning assets of 7.17% in 2002 represents a decrease from 8.05% in 2001. The cost of funds decreased to 2.55% in 2003 from 3.48% in 2002 and 4.77% in 2001. These decreases reflect the changes in rates during these time periods.

Net interest income is affected by changes in both average interest rates and average volumes of interest-earning assets and interest-bearing liabilities. The following table sets forth the amounts of the total change in interest income that can be attributed to rate (change in rate multiplied by old volume) and volume (change in volume multiplied by old rate) for the periods indicated. The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.

(Dollars in Thousands)	2003 Compared to 2002			2002 Compared to 2001		
	Volume	Rate	Net	Volume	Rate	Net
Interest income						
Federal funds sold	$ (32)	$ (22)	$ (54)	$ (31)	$ (115)	$ (146)
Securities: (1)						
U. S. Treasury and other U. S. government agencies and corporations	973	(419)	554	1,282	32	1,314
States and political subdivisions (2)	202	(84)	118	17	(16)	1
Other securities	1,304	59	1,363	1,108	(53)	1,055
Total securities	2,479	(444)	2,035	2,407	(37)	2,370
Loans(2)	588	(1,111)	(523)	878	(1,764)	(886)
Total interest income	$ 3,035	$ (1,577)	$ 1,458	$3,255	$(1,915)	$ 1,338
Interest expense:						
Deposits:						
Interest bearing demand	$ 122	$ (324)	$ (202)	$ 210	$ (376)	$ (166)
Savings	(376)	292	(84)	322	(77)	245
Other time	1,194	(1,804)	(610)	1,047	(2,016)	(969)
Total deposits	940	(1,836)	(896)	1,579	(2,469)	(890)
Federal funds purchased and securities sold under repurchase agreements	(1)	(10)	(11)	21	(2)	19
FHLB advances				307	(77)	230
Overnight	(10)	(29)	(39)	—	—	—
Term	58	(21)	37	—	—	—
Trust preferred securities	13	—	13	—	—	—
Long-term debt	—	—	—	(1)	(0)	(1)
Total interest expense	$ 1,000	$ (1,896)	$ (896)	$1,906	$(2,548)	$ (642)
Increase (decrease) in net interest income	$ 2,035	$ 319	$ 2,354	$1,349	$ 633	$ 1,980

(1) Includes securities available for sale and securities held to maturity
(2) Fully taxable equivalent basis

Non-Interest Income. Increased mortgage loan refinancing activity resulted in a 26.4% increase in secondary market mortgage fees for the year ended December 31, 2003. In addition, the efforts of the Company's investment personnel resulted in an increase in investment and insurance commissions of $284,137, or 162.8% over 2002. These increases along with an increase in gains on sales of securities helped offset a small 9.7% decrease in deposit fees and charges as total non-interest income increased $456,311 or 17.9% for the year.

For the year ended December 31, 2002 non-interest income increased $698,789, or 37.8% over 2001. Significant increases were in sales of non-deposit investment products which increased $123,551 or 242.1% over 2001, and the increase in net cash surrender value of our investment in bank-owned life insurance which increased $284,594. The bank-owned life insurance was purchased at the end of 2001. In addition, ATM and other card related fees increased $73,995, or 44.3% as the Company placed three cash dispensing machines (ATM's) in retail establishments and a downtown Richmond office building.

Non-Interest Expenses. A modest decrease of $13,875 or 8.6% in legal and professional fees was the only category of non-interest expenses not to show an increase in 2003. However, the overall increase in non-interest expenses for the year was not unexpected at $1,302,648 or 16.6% given the growth of the Company. The largest dollar and percentage increases occurred in the salary and benefits categories as the Company added lending staff in the middle of 2002, which reflect as a full year in 2003 as well as other staff necessary to support the growth of the Company. Also, benefit costs, such as health care, continue to rise. Salaries and benefits combined rose $1,001,993 or 23.1%. This also represents 76.9% of the total increase in non-interest expenses for the year.

Total non-interest expenses increased 17.4% to $7.8 million in 2002 compared to $6.7 million in 2001. Salaries and wages increased by 17.9%, while pensions and other employee benefits increased 33.4%. These increases are due in part to the personnel additions from the Company's acquisition of the Wellesley branch location in July 2001, as a full year of costs are included in 2002 versus six months in 2001. The increase in pensions and other employee benefits is partially offset by the recognized earnings from the investment in bank-owned life insurance. An increase of 17.2% in occupancy expense relates primarily to the acquired branch. Legal and professional fees increased 47.7% due in part to increased levels of both accounting and legal reviews required prior to the release of financial statements to the public.

Income Taxes. The Company reported income taxes of $1,436,923 in 2003, compared to $1,131,313 in 2002 and $747,429 in 2001. These amounts yielded effective tax rates of 26.9%, 27.4%, and 27.0%, respectively.

FINANCIAL CONDITION

Loan Portfolio. The Company is an active residential mortgage and residential construction lender and generally extends commercial loans to small and medium sized businesses within its primary service area. The Company's commercial lending activity extends across its primary service area of Powhatan, Cumberland, eastern Goochland, western Chesterfield, and western Henrico Counties. Consistent with its focus on providing community-based financial services, the Company generally does not attempt to diversify its loan portfolio geographically by making significant amounts of loans to borrowers outside of its primary service area. However, over the past years, a small number of new lending relationships have been established with residential developers in Charlottesville and Fredericksburg.

The principal economic risk associated with each of the categories of loans in the Company's portfolio is the creditworthiness of its borrowers. Within each category, such risk is increased or decreased depending on prevailing economic conditions. The risk associated with the real estate mortgage loans and installment loans to individuals varies based upon employment levels, consumer confidence, fluctuations in value of residential real estate and other conditions that affect the ability of consumers to repay indebtedness. The risk associated with commercial, financial and agricultural loans varies based upon the strength and activity of the local economies of the Company's market areas. The risk associated with real estate construction loans varies based upon the supply of and demand for the type of real estate under construction. Many of the Company's real estate construction loans are for pre-sold or contract homes. Builders are limited as to the number and dollar amount of loans for speculative home construction based on the financial strength of the borrower and the prevailing market conditions.

Net loans outstanding increased $17.0 million from year-end 2002 to year-end 2003 compared to an increase of $243,584 from year-end 2001 to year-end 2002. The loan to deposit ratio was 52.7% at December 31, 2003, compared to 59.5% at December 31, 2002 and 67.9% at December 31, 2001.

The following table summarizes the Company's loan portfolio, net of unearned income:

At December 31	**2003**	2002	2001	2000	1999
(Dollars in Thousands)					
Commercial	**$ 29,808**	$ 26,728	$ 30,879	$ 22,229	$ 20,109
Real Estate:					
Mortgage	**67,216**	66,746	60,851	60,188	58,058
Home equity	**5,227**	5,640	5,082	4,334	4,632
Construction	**45,097**	30,006	24,288	20,022	19,029
Total real estate	**$117,540**	$ 102,392	$ 90,221	$ 84,544	$ 81,719
Bank cards	**891**	837	845	840	795
Installment	**10,292**	11,625	19,505	26,732	27,723
	158,531	141,582	141,450	134,406	130,346
Less unearned income	**(27)**	(88)	(200)	(364)	(291)
	158,504	141,494	141,250	134,042	130,055
Allowance for loan losses	**(2,454)**	(2,102)	(1,839)	(1,568)	(1,487)
Loans, net	**$156,050**	$ 139,392	$139,411	$132,384	$128,568

As shown in the above table, the total amount of real estate loans outstanding increased by $15.1 million in 2003 and by $12.2 million in 2002. During 2003, the amount of installment loans decreased by $1.3 million from 2002, compared to a decrease of $7.9 million in 2002 from 2001. Commercial, financial and agricultural production loans increased by $3.1 million in 2003 compared to a decrease of $4.1 million in 2002.

At December 31, 2003, no concentrations of loans exceeding 10.0% of total loans existed which were not disclosed as a separate category of loans.

The following table shows the contractual maturity distribution of loan balances outstanding as of December 31, 2003. Also provided are the amounts due classified according to the sensitivity to changes in interest rates.

(Dollars in Thousands)	Maturing Within One Year	After One But Within Five Years	After Five Years	Total
Commercial	$ 7,578	$16,670	$ 5,560	$ 29,808
Real Estate:				
Mortgage	1,086	4,590	61,540	67,216
Home equity	52	431	4,744	5,227
Construction	22,042	18,063	4,992	45,097
Total real estate	23,180	23,084	71,276	117,540
Bank cards	—	—	891	891
Installment	2,941	6,865	459	10,265
	$ 33,699	$46,619	$78,186	$158,504
Loans maturing with:				
Fixed interest rates				$ 24,440
Variable interest rates				134,064
				$158,504

Asset Quality. Non-performing loans include non-accrual loans, loans 90 days or more past due and restructured loans. Non-accrual loans are loans on which interest accruals have been discontinued. Loans which reach non-accrual status may not be restored to accrual status generally, until all delinquent principal and interest has been paid, or the loan becomes both well secured and in the process of collection. Restructured loans are loans with respect to which a borrower has been granted a concession on the interest rate or the original repayment terms because of financial difficulties.

Non-performing loans totaled $1,723,421 at December 31, 2003, compared to $1,229,609 at December 31, 2002 and $866,660 at December 31, 2001. The increase in non-performing loans in both 2003 and 2002 reflects an increase in loans 90 days past due and still accruing interest. There were no loans classified as non-accrual at December 31, 2003 compared to $258,281 at December 31, 2002 and $484,460 at December 31, 2001. All of these loans are well secured by real estate and no significant losses are anticipated regardless of the resolution.

During 2001, management became aware that a small business financing revenue bond had defaulted on its interest payments. Subsequently, in accordance with the trust indenture, the trustee has foreclosed on the underlying collateral securing the bond and the property is currently being marketed for sale. The bond was initially placed in non-accrual status, is currently classified as a component of other assets, and the principal was written down to its anticipated liquidation value. The purchase price of the bond in January 1999 was $190,000 and its current carrying value is $140,000.

Management forecloses on delinquent real estate loans when all other repayment possibilities have been exhausted. Real estate acquired through foreclosure (OREO) was $97,000 at December 31, 2003, 2002 and 2001. All but one parcel of foreclosed property held at December 31, 2003 was in the Company's primary service area and consisted of two single-family dwellings and one building lot. Sales of two of these properties closed subsequent to December 31, 2003. The Bank has incurred current period expenses related to carrying OREO on its books of $1,200 in 2003, $2,400 in 2002, and $5,000 in 2001. The Bank's practice is to value real estate acquired through foreclosure at the lower of (i) an independent current appraisal or market analysis less anticipated costs of disposal, or (ii) the existing loan balance. The Bank is actively marketing all foreclosed real estate and does not anticipate material write-downs in value before disposition.

Management does not believe that the level of non-performing loans in 2003 reflects any systemic problem in the Company's loan portfolio. At December 31, 2003, there were no non-accrual loans compared to $258,281 at December 31, 2002 and $484,460 at December 31, 2001. Based on our present knowledge of the status of individual and corporate creditors and the overall economy, management does not anticipate a material increase in non-performing assets, although it may move to foreclose on borrowers whose loans are placed on a non-accrual status.

The following table summarizes non-performing assets:

At December 31,	**2003**	2002	2001	2000	1999
	(Dollars in Thousands)				
Loans accounted for on a non-accrual basis	**$ 0**	$ 258	$ 484	$ 950	$ 109
Loans contractually past due 90 days or more as to interest or principal payments (not included in non-accrual loans above)	**1,723**	971	382	383	1,680
Loans restructured and in compliance with modified terms (not included in non-accrual loans or loans contractually past due 90 days or more above)	**—**	—	—	—	—
Total non-performing loans	**$1,723**	$1,229	$ 866	$1,333	$1,789
Other real estate owned	**97**	97	97	247	480
Other non-performing assets	**140**	150	150	—	—
Total non-performing assets	**$1,960**	$1,476	$1,113	$1,580	$2,269

Loans 90 days or more past due are generally placed on non-accrual status unless well secured and in the process of collection.

In 2003, no interest income was reversed when loans were placed on non-accrual status or upon foreclosure. In 2002 and 2001, $5,952 and $2,288 of interest income was reversed under the same circumstances, respectively. Since the Company operates in a rural to suburban area, it has generally been well acquainted with its principal borrowers and has not had such a large number of problem credits that management has not been able to stay well informed about, and in contact with, troubled borrowers. Additionally, because the Company generally requires collateral for loans, the Company has been able to recover a sufficient amount of loans previously charged off so that the provision for loan losses each year usually exceeds net charge-offs.

The following table sets forth the amounts of contracted interest income and interest income reflected in income on loans accounted for on a non-accrual basis and loans restructured and in compliance with modified terms:

For the Year Ended December 31,	**2003**	2002	2001
	(Dollars in Thousands)		
Gross interest income that would have been recorded if the loans had been current and in accordance with their original terms	**$ 0**	$ 22	$36
Interest income included in income on the loans	**—**	—	—

Management is not aware of any other loans at December 31, 2003, which involve serious doubts as to the ability of such borrowers to comply with the existing payment terms.

Management has analyzed the potential risk of loss on the Company's loan portfolio, given the loan balances and the value of the underlying collateral, and has recognized losses where appropriate. Non-performing loans are monitored on an ongoing basis as part of the Company's loan review process. Management reviews the adequacy of its loan loss allowance at the end of each month. Based primarily on the Company's loan classification system, which classifies problem credits as substandard, doubtful, or loss, additional provisions for losses may be made monthly. Furthermore, past experiences led management to conclude that as a general matter it is prudent to operate with a high level of reserves. The ratio of the allowance for loan losses to total loans was 1.55% at December 31, 2003, compared to 1.49% at December 31, 2002 and 1.30% at December 31, 2001. Management feels that the growth of the allowance for loan losses, while not at the same rate as the portfolio growth, is adequate to provide for future losses. At December 31, 2003 the ratio of the allowance for loan losses to non-performing loans was 142.4%, compared to 170.9% and 212.1% at December 31, 2002 and 2001, respectively. Management evaluates non-performing loans relative to their collateral value and makes appropriate reductions in the carrying value of those loans based on that review.

The following table summarizes changes in the allowance for loan losses:

(Dollars in Thousands)	**2003**	2002	2001	2000	1999
Balance at beginning of period	**$ 2,102**	$ 1,839	$ 1,658	$ 1,487	$ 1,267
Charge-offs:					
Commercial, financial and agricultural	**2**	131	28	74	61
Real estate mortgage	**19**	3	18	54	—
Installment loans to individuals	**91**	75	184	165	65
Total	**112**	209	230	293	126
Recoveries on previous loan losses:					
Commercial, financial and agricultural	**3**	—	72	10	2
Real estate mortgage	**5**	—	72	—	—
Installment loans to individuals	**46**	32	51	52	36
Total	**54**	32	123	62	38
Net charge-offs	**(58)**	(177)	(107)	(231)	(88)
Provision charged to operations	**410**	440	288	402	308
Balance at end of period	**$ 2,454**	$ 2,102	$ 1,839	$ 1,658	$ 1,487
Ratio of net loan losses to average net loans outstanding:					
Net charge-offs	**$ 58**	$ 177	$ 107	$ 231	$ 88
Average net loans	**147,351**	141,576	132,934	131,587	128,411
	0.04%	0.13%	0.08%	0.18%	0.07%
Ratio of allowance for loan losses to total loans, net of unearned income:					
Allowance for loan losses	**$ 2,454**	$ 2,102	$ 1,839	$ 1,658	$ 1,487
Total loans at period end	**158,504**	141,494	141,250	134,042	130,055
	1.55%	1.49%	1.30%	1.24%	1.14%
Ratio of allowance for loan losses to non-performing loans:					
Allowance for loan losses	**$ 2,454**	$ 2,102	$ 1,839	$ 1,658	$ 1,487
Non-performing loans	**1,723**	1,229	866	1,333	1,789
	142.43%	171.03%	212.11%	124.38%	83.12%

For each period presented, the provision for loan losses charged to operations, is based on management's judgment after taking into consideration all factors connected with the collectability of the existing portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and value of the portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operations include internally generated loan review reports, previous loan loss experience with the borrower, the status of past due interest and principal payments on the loan, the quality of financial information supplied by the borrower and the general financial condition of the borrower.

The provision for loan losses totaled $410,000 for the year ended December 31, 2003, $440,000 and $288,000 for the years ended December 31, 2002 and 2001, respectively. In the opinion of management, the provision charged to operations has been sufficient to absorb the current year's net loan losses while continuing to provide for potential future loan losses in view of a somewhat uncertain economy.

The following table shows the balance and percentage of the Company's allowance for loan losses allocated to each category of loans:

At December 31,	**2003**			2002			2001			2000			1999		
	Reserve for Loan Losses	% of Reserve for Loan Losses	% of Loans Category to Total Loans	Reserve for Loan Losses	% of Reserve for Loan Losses	% of Loans Category to Total Loans	Reserve for Loan Losses	% of Reserve for Loan Losses	% of Loans Category to Total Loans	Reserve for Loan Losses	% of Reserve for Loan Losses	% of Loans Category to Total Loans	Reserve for Loan Losses	% of Reserve for Loan Losses	% of Loans Category to Total Loans
							(Dollars in thousands)								
Commercial	**$ 581**	**24%**	**19%**	$ 451	21%	19%	$ 531	29%	22%	$ 295	18%	17%	$ 205	14%	16%
Real estate construction	**761**	**31%**	**28%**	691	33%	21%	242	13%	17%	212	13%	15%	196	13%	15%
Real estate mortgage (1)	**946**	**38%**	**46%**	791	38%	51%	830	45%	47%	831	50%	48%	786	53%	48%
Installment (2)	**166**	**7%**	**7%**	169	8%	9%	236	13%	14%	320	19%	20%	300	20%	21%
	$2,454	**100%**	**100%**	$2,102	100%	100%	$1,839	100%	100%	$1,658	100%	100%	$1,487	100%	100%

(1) Includes home-equity loans.
(2) Includes bank cards.

The Company has allocated the allowance according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within each of the above categories of loans. The allocation of the allowance as shown in the table above should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

SECURITIES

The Company's investment securities portfolio serves several purposes, primarily, liquidity, safety, and yield. Certain of the securities are pledged to secure public deposits and others are specifically identified as collateral for repurchase agreements with customers. The remaining portion of the portfolio is held for investment yield, availability for sale in the event liquidity is needed, and for general asset liability management purposes. During 2003, total securities increased 56.9% to $177.0 million or 48.4% of total assets, principally due to the influx of funds available for investment as a result of the strong deposit growth coupled with modest growth in loans. Throughout the year the Company has consciously increased its marketable securities holdings supported by borrowings, in light of the historically low interest rate environment, to increase net interest income. During the prior year 2002, total securities increased by 29.4% to $112.8 million or 39.6% of total assets.

The securities portfolio consists of two components, securities available for sale and securities held to maturity. Securities are classified as held to maturity when management has the intent and the Company has the ability at the time of purchase to hold the securities to maturity. Securities so classified are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities to be held for indefinite periods of time are classified as available for sale and accounted for at market value. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, general liquidity needs and other similar factors. The Company's recent purchases of securities have generally been limited to securities of investment grade credit quality with short to intermediate term maturities.

The book value and average yield of the Company's securities, including securities available for sale, at December 31, 2003, by contractual maturity, are reflected in the following table. Actual maturities can differ significantly from contractual maturities because certain issuers may have the right to call or prepay debt obligations with or without call or prepayment penalties. The table below categorizes securities according to their contractual maturity, without regard for certain issuers having unilateral optional call provisions prior to the bond's contractual maturity, which they may or may not exercise depending on the overall market level of interest rates at the call date. Mortgage-backed securities are also reported according to the contractual final maturity, without regard for the prepayment characteristics of the underlying mortgages.

	States and political subdivisions[1]		Mortgage-backed Securities		U.S. Treasury and other U.S. agencies and corporations		Corporate Debt		Totals	
	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
					(Dollars in thousands)					
Due in one year or less	$ 452	4.00%	$ —	0.00%	$ —	0.00%	$ 993	7.69%	$ 1,445	6.54%
Due after one year through five years	4,192	4.91%	566	6.24%	9,044	2.94%	7,862	7.49%	21,664	5.06%
Due after five years through ten years	8,872	5.00%	61	8.21%	26,003	4.14%	13,866	7.48%	48,802	5.25%
Due after ten years	18,089	5.21%	7,660	4.35%	43,691	6.20%	12,002	5.93%	81,442	5.76%
Total	$31,605	5.09%	$8,287	4.51%	$78,738	5.12%	$34,723	6.95%	$153,353	5.50%

(1) Yield on tax-exempt obligations have not been computed on a tax-equivalent basis.

The following table summarizes the book value of the Company's securities held to maturity at the date indicated:

Book Value at December 31,	**2003**	2002	2001
	(Dollars in Thousands)		
States and political subdivisions	**$11,152**	$ 12,999	$13,706

The following table summarizes the book value of the Company's securities available for sale at the dates indicated.

Book Value at December 31,	**2003**	2002	2001
	(Dollars in Thousands)		
U.S. Treasuries	**$ 8,006**	$ —	$ 1,004
U.S. government agencies and corporations	**70,732**	41,724	30,966
Bank eligible preferred and equities	**21,466**	5,680	3,022
Mortgage-backed securities	**8,287**	8,771	7,171
Corporate and other debt	**34,723**	29,867	20,455
States and political subdivisions	**20,453**	11,773	11,014
	$163,667	$97,815	$73,632

As shown in the table above, approximately $1,445,000 or 0.1% of the total portfolio will mature in one year or less while $21.7 million or 14.3% will mature after one year but within five years. The fully taxable equivalent average yield on the entire portfolio was 6.12% for 2003, compared to 6.93% for 2002 and 7.03% for 2001. The market value of the entire portfolio exceeded the book value by approximately $2.6 million at December 31, 2003 and by approximately $2.5 million at December 31, 2002.

DEPOSITS AND SHORT-TERM BORROWINGS

The Company's predominate source of funds is deposit accounts. The Company's deposit base is comprised of demand deposits, savings and money market accounts and other time deposits. The Company's deposits are provided by individuals and businesses located within the communities served.

As shown in the following table, average total deposits grew by 21.74% in 2003 and 20.18% in 2002. The average aggregate interest rate paid on deposits was 2.19% in 2003, compared to 3.07% in 2002 and 4.17% 2001. The majority (51%) of the Company's deposits are higher yielding time deposits because many of its customers are individuals who seek higher yields than those offered on savings and demand accounts.

The following table is a summary of average deposits and average rates paid:

At December 31,	**2003**			2002			2001		
	Average Balance	Interest Paid	Average Rate	Average Balance	Interest Paid	Average Rate	Average Balance	Interest Paid	Average Rate
				(In Thousands)					
Non-interest bearing demand deposits	**$ 33,100**	**$ —**	**— %**	$ 27,345	$ —	— %	$ 23,639	$ —	— %
Interest bearing demand deposits	**47,309**	**429**	**0.91%**	40,968	631	1.54%	34,536	797	2.31%
Savings deposits	**51,199**	**785**	**1.53%**	33,543	869	2.59%	20,285	624	3.08%
Time deposits	**138,923**	**4,715**	**3.39%**	120,377	5,325	4.42%	106,457	6,294	5.91%
Total	**$ 270,531**	**$ 5,929**	**2.19%**	$ 222,233	$ 6,825	3.07%	$ 184,917	$ 7,715	4.17%

The company does not solicit nor does it have any brokered deposits. The following table is a summary of time deposits of $100,000 or more by remaining maturities at December 31, 2003:

	Time Deposits >$100,000
	(in Thousands)
Three months or less	$ 4,555
Three to twelve months	17,229
One year to three years	8,432
Over three years	8,887
	$ 39,103

CAPITAL RESOURCES

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance and changing competitive conditions and economic forces. The Company seeks to maintain a strong capital base to support its growth and expansion activities, to provide stability to current operations and to promote public confidence.

The Bank's capital position continues to exceed regulatory requirements. The primary indicators relied on by the Federal Reserve Board and other bank regulators in measuring strength of capital position are the Tier 1 Capital, Total Capital, and Leverage ratios. Tier 1 Capital consists of common and qualifying preferred stockholders' equity less goodwill. Total Capital consists of Tier 1 Capital, qualifying subordinated debt and a portion of the allowance for loan losses. Risk-based capital ratios are calculated with reference to risk-weighted assets, which consist of both on and off-balance sheet risks. The Bank's Tier 1 Capital ratio was 12.8% at December 31, 2003, compared to 10.6% at December 31, 2002 and 10.7% at December 31, 2001. The Total Capital ratio was 13.9% at December 31, 2003, compared to 11.6% and 11.8% at December 31, 2002 and 2001, respectively. These ratios are in excess of the mandated minimum requirements of 4.00% and 8.00%, respectively. The Leverage ratio consists of Tier 1 capital divided by quarterly average assets. At December 31, 2002, the Bank's Leverage ratio was 8.3% compared to 7.6% at December 31, 2002 and 8.1% at December 31, 2001. Each of these exceeds the required minimum leverage ratio of 3.00%. The Company, in view of the significant growth experienced over the past several years and the resulting impact on various capital ratios, recognized the eventual need for additional capital to support further expansion or acquisitions and used the proceeds from the issuance of the $5 million capital trust preferred securities in December 2003, to purchase additional shares of stock in the Bank, thereby increasing the capital position of Central Virginia Bank

The following tables show risk based capital ratios and stockholders equity to total assets for the Company and it's principal subsidiary, Central Virginia Bank:

December 31,	Regulatory Minimum	**2003**	2002	2001
Consolidated				
Tier 1 risk-based capital	4.0%	**11.6%**	11.3%	11.5%
Total risk-based capital	8.0%	**14.9%**	12.4%	12.5%
Leverage ratio	3.0%	**7.5%**	8.2%	8.7%
Stockholders' equity to total assets	N/A	**7.7%**	8.6%	8.4%
Central Virginia Bank				
Tier 1 risk-based capital	4.0%	**12.8%**	10.6%	10.7%
Total risk-based capital	8.0%	**13.9%**	11.6%	11.8%
Leverage ratio	3.0%	**8.3%**	7.6%	8.1%

The capital management function is an ongoing process. Central to this process is internal equity generation accomplished by earnings retention. Total stockholders' equity increased by $3.8 million in 2003 and by $3.7 million during 2002 primarily as the result of earnings retention and the improvement in accumulated other comprehensive income.

The return on average equity was 14.7% in 2003, compared to 13.5% in 2002 and 10.0% in 2001. Total cash dividends were paid representing 27% of net income for 2003, while dividends represented 31% of net income for 2002 and 42% for 2001. Book value per share was $13.41 at December 31, 2003, compared to $11.90 at December 31, 2002 and $10.18 at December 31, 2001.

The Company's principal source of cash income is dividend payments from the Bank. Certain limitations exist under applicable law and regulation by regulatory agencies regarding dividend payments to a parent by its subsidiaries. As of December 31, 2003, the Bank had $6.3 million of retained earnings available for distribution to the Company as dividends without prior regulatory approval.

LIQUIDITY AND INTEREST RATE SENSITIVITY

Liquidity. Liquidity is the ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments, and loans maturing within one year. The Company's ability to obtain deposits and purchase funds at favorable rates determines its liability liquidity. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

Additional sources of liquidity available to the Company include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates, borrowing from the Federal Home Loan Bank, purchasing of federal funds, and selling securities under repurchase agreements. To further meet its liquidity needs, the company also has access to the Federal Reserve System. In the past, growth in deposits and proceeds from the maturity of investment securities has been sufficient to fund the net increase in loans. However, in 2000 the Company had to make use of its borrowing availability as the flow of deposits slowed. In 2001, although the flow of deposits increased sufficiently to fund loan growth, the Company used portions of its borrowing availability to purchase marketable securities in an effort to increase net interest income.

Interest Rate Sensitivity. In conjunction with maintaining a satisfactory level of liquidity, management must also control the degree of interest rate risk assumed on the balance sheet. Managing this risk involves regular monitoring of the interest sensitive assets relative to interest sensitive liabilities over specific time intervals.

At December 31, 2003, the Company had a slight negative 12-month gap position. Since the largest amount of interest sensitive assets and liabilities reprice within 12 months, the Company monitors this area closely. The Company does not emphasize interest sensitivity analysis significantly beyond this time frame because it believes various unpredictable factors could result in erroneous interpretations. Early withdrawal of deposits, prepayments of loans and loan delinquencies are some of the factors that could have such an effect. In addition, changes in rates on interest sensitive assets and liabilities may not be equal, which could result in a change in net interest margin. While the Company does not match each of its interest sensitive assets against specific interest sensitive liabilities, it does seek to enhance the net interest margin while minimizing exposure to interest rate fluctuations.

EFFECTS OF INFLATION

Inflation significantly affects industries having high proportions of fixed assets or high levels of inventories. Although the Company is not significantly affected in these areas, inflation does have an impact on the growth of assets. As assets grow rapidly, it becomes necessary to increase equity capital at proportionate levels to maintain the appropriate equity to asset ratios. Traditionally, the Company's earnings and high capital retention levels have enabled the Company to meet these needs.

The Company's reported earnings results have been affected by inflation, but isolating the effect is difficult. The different types of income and expense are affected in various ways. Interest rates are affected by inflation, but the timing and magnitude of the changes may not coincide with changes in the consumer price index. Management actively monitors interest rate sensitivity, as illustrated by the Gap Analysis, in order to minimize the effects of inflationary trends on interest rates. Other areas of non-interest expenses may be more directly affected by inflation.

The following table summarizes the contractual repayment terms or nearest repricing dates of the Company's interest earning assets and interest bearing liabilities at December 31, 2003:

(Dollars in Thousands)	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
Interest Earning Assets:					
Federal funds sold	$ 5,000	$ —	$ —	$ —	$ 5,000
Securities available for sale	41,244	18,953	54,830	50,806	165,833
Securities held to maturity	751	2,073	5,173	3,155	11,152
Loans	65,467	9,054	57,316	26,667	158,504
Total interest-earning assets	$ 112,462	$ 30,080	$117,319	$ 80,628	$ 340,489
Funding Sources:					
Deposits:					
Interest bearing demand	$ —	$ 4,993	$ 4,993	$ 39,945	$ 49,931
Savings	—	46,076	5,759	5,759	57,594
Time deposits, $100,000 and over	4,555	17,229	17,319	—	39,103
Other time deposits	14,994	50,162	52,787	—	117,943
Federal funds purchased and securities sold under repurchase agreements	4,214	—	—	—	4,214
FHLB advances					
Term	16,000	—	5,000	—	21,000
Overnight	5,000	—	—	—	5,000
Trust preferred securities	—	—	5,000	—	5,000
Total interest-bearing liabilities	$ 44,763	$ 118,460	$ 90,858	$ 45,704	$ 299,785
Period gap	$ 67,699	$ (88,380)	$ 26,461	$ 34,924	$ 40,704
Cumulative gap	$ 67,699	$ (20,681)	$ 5,780	$ 40,704	
Ratio of cumulative gap to total earning assets	19.88%	-6.07%	1.70%	11.95%	

Of the amount of loans due after 12 months, $63.5 million had floating or adjustable rates of interest and $20.5 million had fixed rates of interest.

OFF-BALANCE SHEET ARRANGEMENTS

The Company enters into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of its customers. These off-balance sheet arrangements include commitments to extend credit and standby letters of credit which would impact the Company's liquidity and capital resources to the extent customers accept and or use these commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. See Note 14 to the Consolidated Financial Statements for further discussion of the nature, business purpose and elements of risk involved with these off-balance sheet arrangements. In addition to these off-balance sheet arrangements, the Company has entered into an interest rate swap contract in connection with its capital trust preferred securities. The Company has no other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources, that is material to investors. For further information see Notes 9, 10 and 14 to the Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

Certain information contained in this discussion and elsewhere in this filing may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Company, changing trends in customer profiles and changes in laws and regulations applicable to the Company. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

December 31,	2003	2002
ASSETS		
Cash and due from banks	$ 8,029,151	$ 9,304,664
Federal funds sold	5,000,000	7,542,000
Total cash and cash equivalents	13,029,151	16,846,664
Securities available for sale (Note 3)	165,832,951	99,789,868
Securities held to maturity (approximate market value 2003 $11,635,661; 2002 $13,499,461) (Note 3)	11,152,337	12,999,437
Total securities	176,985,288	112,789,305
Mortgage loans held for sale	762,400	1,246,580
Loans: (Notes 4, 14, and 15)		
Commercial	29,807,926	26,727,552
Real estate:		
Mortgage	67,216,322	66,745,774
Home equity	5,227,258	5,639,913
Construction	45,096,386	30,006,442
Bank cards	891,207	836,852
Installment	10,292,040	11,625,033
Less unearned discount	(26,773)	(87,893)
Loans, net of unearned discount	158,504,366	141,493,673
Allowance for loan losses	(2,454,443)	(2,101,698)
Loans, net	156,049,923	139,391,975
Bank premises and equipment, net (Note 5)	5,050,090	5,036,663
Accrued interest receivable	2,443,082	1,792,668
Other assets	11,514,768	7,982,205
	$365,834,702	$ 285,086,060
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits:		
Demand deposits	$ 36,150,140	$ 29,472,821
Interest bearing demand deposits, MMDA, and NOW accounts	49,930,596	44,207,270
Savings deposits	57,593,668	42,086,783
Time deposits: (Note 7)		
$100,000 and over	39,102,855	29,247,441
Other	117,943,255	92,974,062
	300,720,514	237,988,377
Federal funds purchased and securities sold under repurchase agreements	4,214,000	438,000
FHLB borrowings (Note 8)	26,000,000	21,000,000
Long term debt, capital trust preferred securities (Note 9)	5,000,000	—
Accrued interest payable	404,909	380,810
Other liabilities	1,152,541	779,662
	337,491,964	260,586,849
Commitments and Contingencies (Note 14)		
Stockholders' Equity		
Common stock, $1.25 par value; 6,000,000 shares authorized; 2,113,274 and 2,059,197 shares issued and outstanding in 2003 and 2002, respectively	2,641,593	2,573,997
Surplus	6,886,930	6,082,371
Retained earnings	17,393,695	14,541,849
Accumulated other comprehensive income	1,420,520	1,300,994
	28,342,738	24,499,211
	$365,834,702	$ 285,086,060

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

Central Virginia Bankshares, Inc.

Years Ended December 31,	**2003**	2002	2001
Interest income:			
Interest and fees on loans	**$10,360,271**	$10,875,799	$11,748,661
Interest on securities and federal funds sold:			
U. S. government agencies and corporations	**3,440,100**	3,010,418	1,688,414
U. S. Treasury securities	**130,798**	6,163	14,727
States and political subdivisions	**1,430,454**	1,420,429	1,426,744
Corporate and other	**3,150,632**	2,010,031	955,352
Federal funds sold	**30,802**	85,469	231,469
	8,182,786	6,532,510	4,316,706
	18,543,057	17,408,309	16,065,367
Interest expense:			
Interest on deposits	**5,928,852**	6,824,791	7,715,126
Interest on borrowings:			
Federal funds purchased and securities sold under repurchase agreements	**15,272**	26,248	7,266
FHLB borrowings	**694,233**	696,282	465,796
Capital trust preferred securities	**13,344**	—	—
Note payable	**—**	180	900
	722,849	722,710	473,962
	6,651,701	7,547,501	8,189,088
Net interest income	**11,891,356**	9,860,808	7,876,279
Provision for loan losses (Note 4)	**410,000**	440,000	288,000
Net interest income after provision for loan losses	**11,481,356**	9,420,808	7,588,279
Non-interest income:			
Deposit fees and charges	**1,166,198**	1,291,770	1,186,536
Bank card fees	**258,754**	241,015	167,020
Increase in cash surrender value of life insurance	**275,297**	288,125	3,531
Secondary mortgage market loan fees	**353,317**	279,498	256,056
Investment and insurance commissions	**458,715**	174,578	51,027
Realized gain on sales of securities available for sale	**287,688**	114,359	28,460
Other	**203,822**	158,135	156,061
	3,003,791	2,547,480	1,848,691
Non-interest expenses:			
Salaries and wages	**4,018,674**	3,239,570	2,748,789
Pensions and other employee benefits	**1,311,799**	1,088,910	816,585
Occupancy expense	**364,074**	361,295	308,360
Equipment depreciation	**632,500**	591,389	587,890
Equipment repairs and maintenance	**289,956**	281,889	264,957
Advertising and public relations	**170,533**	159,529	131,303
Federal insurance premiums	**38,678**	35,862	27,548
Office supplies, telephone, and postage	**561,134**	474,088	455,036
Taxes and licenses	**165,491**	150,591	146,446
Legal and professional fees	**146,992**	160,867	108,936
Other operating expenses	**1,434,628**	1,287,821	1,074,391
	9,134,459	7,831,811	6,670,241
Income before income taxes	**5,350,688**	4,136,477	2,766,729
Income taxes (Note 11)	**1,436,923**	1,131,313	747,429
Net income	**$ 3,913,765**	$ 3,005,164	$ 2,019,300
Basic earnings per share	**$ 1.88**	$ 1.46	$ .99
Diluted earnings per share	**$ 1.81**	$ 1.40	$ .99

See Notes to Consolidated Financial Statements.

Years Ended December 31, 2003, 2002, and 2001	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2001	2,419,749	4,433,755	12,773,209	(449,952)	19,176,761
Comprehensive income:					
Net income	—	—	2,019,300	—	2,019,300
Other comprehensive income, net of tax:					
Unrealized holding gains arising during the period, net of deferred income taxes of $179,284	—	—	—	348,021	348,021
Less reclassification adjustment for gains included in net income, net of deferred income taxes of $9,676	—	—	—	(18,784)	(18,784)
Total comprehensive income					2,348,537
Issuance of common stock:					
13,430 shares pursuant to dividend reinvestment plan	16,788	139,458	—	—	156,246
Cash dividends declared, $.44 per share	—	—	(854,020)	—	(854,020)
Balance, December 31, 2001	2,436,537	4,573,213	13,938,489	(120,715)	20,827,524
Comprehensive income:					
Net income	—	—	3,005,164	—	3,005,164
Other comprehensive income, net of tax:					
Unrealized holding gains arising during the period, net of deferred income taxes of $771,278	—	—	—	1,497,186	1,497,186
Less reclassification adjustment for gains included in net income, net of deferred income taxes of $38,882	—	—	—	(75,477)	(75,477)
Total comprehensive income					4,426,873
Issuance of common stock:					
97,732 shares pursuant to 5% stock dividend	122,165	1,346,747	(1,468,912)	—	—
12,236 shares pursuant to dividend reinvestment plan	15,295	162,411	—	—	177,706
Payment for 191 fractional shares of common stock	—	—	(2,875)	—	(2,875)
Cash dividends declared, $.47 per share	—	—	(930,017)	—	(930,017)
Balance, December 31, 2002	$2,573,997	$6,082,371	$14,541,849	$1,300,994	$24,499,211
Comprehensive income:					
Net income	**—**	**—**	**3,913,765**	**—**	**3,913,765**
Other comprehensive income, net of tax:					
Unrealized holding gains arising during the period, net of deferred income taxes of $159,388	**—**	**—**	**—**	**309,400**	**309,400**
Less reclassification adjustment for gains included in net income, net of deferred income taxes of $97,814	**—**	**—**	**—**	**(189,874)**	**(189,874)**
Total comprehensive income					**4,033,291**
Issuance of common stock:					
43,330 shares pursuant to exercise of stock options	**55,412**	**515,394**	**—**	**—**	**570,806**
Income tax benefit of deduction for tax purposes attributable to exercise of stock options	**—**	**105,312**	**—**	**—**	**105,312**
9,747 shares pursuant to dividend reinvestment plan	**12,184**	**183,853**	**—**	**—**	**196,037**
Cash dividends declared, $.51 per share	**—**	**—**	**(1,061,919)**	**—**	**(1,061,919)**
Balance, December 31, 2003	**2,641,593**	**6,886,930**	**17,393,695**	**1,420,520**	**28,342,738**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Central Virginia Bankshares, Inc.

Years Ended December 31,	**2003**	2002	2001
Cash Flows From Operating Activities			
Net income	**$3,913,765**	$ 3,005,164	$ 2,019,300
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**736,096**	695,370	683,956
Amortization	**14,678**	14,678	6,116
Deferred income taxes	**(8,434)**	(30,073)	(84,249)
Provision for loan losses	**410,000**	440,000	288,000
Amortization and accretion on securities	**195,496**	114,862	21,021
Realized gain on sales of securities available for sale	**(287,688)**	(114,359)	(28,460)
(Gain) loss on disposal of premises and equipment	**(2,995)**	21,320	—
(Gain) loss on sale of foreclosed real estate	**—**	—	(10,462)
Increase in cash value, life insurance	**(286,400)**	(299,839)	(15,245)
Change in operating assets and liabilities:			
(Increase) decrease in assets:			
Mortgage loans held for sale	**484,180**	(1,246,580)	222,996
Accrued interest receivable	**(650,414)**	(122,798)	(26,408)
Other assets	**(71,934)**	(228,605)	(68,398)
Increase (decrease) in liabilities:			
Accrued interest payable	**24,099**	(56,317)	(27,575)
Other liabilities	**298,980**	118,699	145,417
Net cash provided by operating activities	**4,769,429**	2,311,522	3,126,009
Cash Flows From Investing Activities			
Proceeds from calls and maturities of securities held to maturity	**2,881,300**	2,238,800	985,000
Purchase of securities held to maturity	**(1,033,641)**	(1,538,846)	(1,295,925)
Proceeds from sales of securities available for sale	**10,421,113**	20,033,415	4,971,791
Proceeds from calls and maturities of securities available for sale	**46,097,449**	22,940,895	19,131,558
Purchase of securities available for sale	**(122,279,218)**	(67,151,685)	(66,146,300)
Purchase of bank owned life insurance	**—**	—	(4,750,000)
Net increase in loans made to customers	**(17,067,949)**	(421,249)	(7,315,254)
Proceeds from sale of premises and equipment	**22,255**	15,175	—
Net purchases of premises and equipment	**(768,783)**	(556,366)	(1,472,101)
Proceeds from sale of foreclosed real estate	**—**	—	159,962
Acquisition of other assets	**(3,072,529)**	—	—
Net cash (used in) investing activities	**(84,800,003)**	(24,439,861)	(55,731,269)
Cash Flows From Financing Activities			
Net increase in demand deposits, MMDA, Now and savings accounts	**27,907,530**	27,973,406	14,448,125
Net increase in time deposits	**34,824,607**	1,987,594	27,768,221
Net increase (decrease) in federal funds purchased and securities sold under repurchase agreements	**3,776,000**	(4,325,000)	4,514,054
Net proceeds (repayment) on FHLB borrowings	**5,000,000**	6,000,000	—
Proceeds from issuance of capital trust preferred securities	**5,000,000**	—	—
Repayment of note payable	**—**	(9,000)	(9,000)
Net proceeds from issuance of common stock	**766,843**	177,706	156,246
Payment for purchase of fractional shares of common stock	**—**	(2,875)	—
Dividends paid	**(1,061,919)**	(930,017)	(854,020)
Net cash provided by financing activities	**76,213,061**	30,871,814	46,023,626
Increase (decrease) in cash and cash equivalents	**(3,817,513)**	8,743,475	(6,581,634)
Cash and cash equivalents, beginning	**16,846,664**	8,103,189	14,684,823
Cash and cash equivalents, ending	**$13,029,151**	$ 16,846,664	$ 8,103,189
Supplemental Disclosures of Cash Flow Information			
Interest paid	**$6,627,603**	$ 7,603,818	$ 8,216,663
Income taxes paid	**1,396,493**	1,274,170	691,690
Supplemental Disclosure of Non-cash Investing and Financing Activities			
Unrealized gain on securities available for sale	**$ 181,100**	$ 2,154,105	$ 498,845

See Notes to Consolidated Financial Statements.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Central Virginia Bankshares, Inc., and its subsidiary, Central Virginia Bank, including its subsidiary, CVB Title Services, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles.

Nature of operations: Central Virginia Bankshares, Inc., is a one bank holding company headquartered in Powhatan County, Virginia. The Corporation's subsidiary, Central Virginia Bank provides a variety of financial services to individuals and corporate customers through its seven branches located in the Virginia counties of Powhatan, Chesterfield, Henrico, and Cumberland. The Bank's primary deposit products are checking accounts, savings accounts, and certificates of deposit. Its primary lending products are residential mortgage, construction, installment, and commercial business loans.

Central Virginia Bank's subsidiary, CVB Title Services, Inc., is a corporation organized under the laws of the Commonwealth of Virginia. The Corporation's primary purpose is to own membership interests in two insurance-related limited liability companies.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consists of single-family residential loans in the Virginia counties of Powhatan, Chesterfield, Henrico, and Cumberland. There is also a significant concentration of loans to builders and developers in the region. Accordingly, the ultimate collectability of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Cash and cash equivalents: For purposes of reporting the consolidated statements of cash flows, the Corporation includes cash on hand, amounts due from banks, federal funds sold and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents on the accompanying consolidated balance sheets. Cash flows from deposits and loans are reported net.

The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

The Bank is required to maintain average reserve and clearing balances in cash or on deposit with the Federal Reserve Bank. The total of these balances was approximately $2,997,000 and $2,463,000 at December 31, 2003 and 2002, respectively.

Securities: Securities are classified as held to maturity when management has the intent and the Bank has the ability at the time of purchase to hold them until maturity or on a long-term basis. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. Gains and losses on the sale of such securities are determined by the specific identification method.

Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and accounted for at market value on an aggregate basis. These include securities used as part of the Bank's asset/liability management strategy and may be sold in response to changes in interest rates, prepayment risk, the need or desire to increase capital, to satisfy regulatory requirements and other similar factors. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains and losses of securities available for sale are included in net securities gains (losses) based on the specific identification method.

Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. The Corporation held no trading securities during the years ended December 31, 2003, 2002, and 2001.

Declines in the fair value of individual securities classified as either held to maturity or available for sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

Mortgage loans held for sale: Mortgage loans originated and held for sale in the secondary market are reported at the lower of cost or market value determined on an aggregate basis. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse.

Loans: Loans are stated at the amount of unpaid principal, reduced by unearned discount and fees and an allowance for possible loan losses.

Unearned interest on discounted loans is amortized to income over the life of the loans, using the interest method. For all other loans, interest is accrued daily on the outstanding balances.

Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Bank is generally amortizing these amounts over the average contractual life.

For impaired loans, accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful. Cash collections on impaired loans are credited to the loan receivable balance, and no interest income is recognized on those loans until the principal balance has been collected.

A loan is considered to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

All interest accrued in the current calendar year but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. Uncollected interest accrued in prior years is charged off to the allowance for loan losses. The interest on these loans is accounted for on the cash basis until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. On charged-off loans, cash receipts in excess of the amount charged to the allowance for loan losses are recognized as income on a cash basis.

Allowance for loan losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectability of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, credit concentrations, trends in historical loss experience, review of specific problem loans, and current economic conditions.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of payments expected to be received, using the historical effective loan rate as the discount rate. Alternatively, measurement also may be based on observable market prices or, for loans that are solely dependent on the collateral for repayment, measurement may be based on the fair value of the collateral. The Bank does not aggregate loans for risk classification. Loans that are to be foreclosed are measured based on the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Changes in the allowance for loan losses relating to impaired loans are charged or credited to the provision for loan losses.

Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives.

	Years
Buildings and improvements	5 - 39
Furniture and equipment	3 - 10

Foreclosed real estate: Foreclosed real estate represents properties acquired through foreclosure or other proceedings. Foreclosed real estate is held for sale and is recorded at the lower of the recorded amount of the loan or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary. At December 31, 2003 and 2002, foreclosed real estate totaling $97,000 is included with other assets on the accompanying consolidated balance sheets.

Advertising costs: Advertising costs are expensed as incurred.

Intangible assets: Intangible assets, which for the Bank are the cost of acquired customer accounts are amortized on a straight-line basis over the expected periods of benefit.

Income taxes: The provision for income taxes relates to items of revenue and expenses recognized for financial accounting purposes during each of the years. The actual current liability may be more or less than the charge against earnings due to the effect of deferred income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per share: The following data show the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock. Options on 123,926 shares of common stock as of December 31, 2001 were not included in computing diluted EPS because their effect was antidilutive.

	2003	2002	2001
Income available to common stockholders used in basic EPS	**$3,913,765**	$3,005,164	$2,019,300
Weighted average number of common shares used in basic EPS	**2,081,931**	2,054,410	2,038,683
Effect of dilutive securities: Stock options	**79,897**	96,504	1,654
Weighted number of common shares and dilutive potential stock used in diluted EPS	**2,161,828**	2,150,914	2,040,337

Derivative financial instruments: All derivatives are recognized on the balance sheet at their fair value as an asset or liability. On the date the derivative contract is entered into, the Corporation designates the derivative as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability "cash flow" hedge. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings).

At December 31, 2003, the Corporation's only derivative financial instrument consisted of an interest-rate swap agreement used to lock-in the interest cash outflows on certain floating-rate debt incurred in 2003.

NOTE 2 RECLASSIFICATIONS

Certain reclassifications were made to the accompanying prior year financial statements, with no effect on net income or financial position, to conform with classifications adopted in the current year.

NOTE 3 SECURITIES

Carrying amounts and approximate market values of securities available for sale are as follows:

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U. S. treasuries	$ 8,006,252	$ —	$ (113,773)	$ 7,892,479
U. S. government agencies and corporations	70,732,187	579,711	(651,536)	70,660,362
Bank eligible preferred and equities	21,465,271	381,336	(673,367)	21,173,240
Mortgage-backed securities	8,287,179	74,031	(80,297)	8,280,913
Corporate and other debt	34,723,263	2,644,171	(55,872)	37,311,562
States and political subdivisions	20,452,881	289,246	(227,732)	20,514,395
	$ 163,667,033	$ 3,968,495	$ (1,802,577)	$ 165,832,951

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U. S. government agencies and corporations	$ 41,724,276	$ 500,732	$ (87,500)	$ 42,137,508
Bank eligible preferred and equities	5,679,518	100,981	(73,477)	5,707,022
Mortgage-backed securities	8,771,172	225,208	(1,016)	8,995,364
Corporate and other debt	29,867,298	1,272,181	(180,060)	30,959,419
States and political subdivisions	11,772,482	297,324	(79,251)	11,990,555
	$ 97,814,746	$ 2,396,426	$ (421,304)	$99,789,868

The amortized cost and approximate market value of securities available for sale at December 31, 2003, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary. Additionally, many of the U. S. Government agency securities held have quarterly or semiannual call provisions that allow the agency to redeem the debt substantially in advance of the contractual maturity.

	Amortized Cost	Approximate Market Value
Due in one year or less	$ 993,600	$ 1,034,860
Due after one year through five years	18,546,344	19,416,590
Due after five years through ten years	45,749,102	47,212,648
Due after ten years	68,625,537	68,714,700
Bank eligible and preferred equities	21,465,271	21,173,240
Mortgage-backed securities	8,287,179	8,280,913
	$163,667,033	$165,832,951

Gross gains of $445,202 and $203,664 were realized on sales and redemptions of securities available for sale in 2003 and 2002, respectively. Gross losses of $157,514 and $89,305 were realized on the sale of securities available for sale in 2003 and 2002, respectively.

Securities available for sale with unrealized losses at December 31, 2003 were as follows:

	December 31, 2003					
	Less than twelve months		Twelve months or longer		Total	
	Approximate Market Value	Unrealized Losses	Approximate Market Value	Unrealized Losses	Approximate Market Value	Unrealized Losses
U. S. treasuries	$ 7,892,479	$ 113,773	$ —	$ —	$ 7,892,479	$ 113,773
U. S. government agencies and corporations	20,473,690	651,536	—	—	20,473,690	651,536
Bank eligible preferred and equities	13,452,250	673,367	—	—	13,452,250	673,367
Mortgage-backed securities	5,885,595	80,297	—	—	5,885,595	80,297
Corporate and other debt	4,467,875	55,872	—	—	4,467,875	55,872
States and political subdivisions	6,531,677	210,037	977,358	17,695	7,509,035	227,732
	$ 58,703,566	$ 1,784,882	$ 977,358	$ 17,695	$ 59,680,924	$ 1,802,577

Market changes in interest rates and market changes in credit spreads will result in temporary unrealized losses as a normal fluctuation in the market price of securities. The majority of the gross unrealized losses, $1,784,882 out of total unrealized losses of $1,802,577, have been in an unrealized loss position for less than 12 months. These are temporary losses due primarily to increases in interest rates on securities purchased in 2002 and 2003. The $17,695 in unrealized losses which have been in a loss position for more than twelve months are primarily fixed rate bonds of states and political subdivisions. The reason for the temporary loss is that the market rate on these securities is higher than the market rate when they were originally purchased. The Corporation has determined that there were no other than temporary impairments associated with the above securities at December 31, 2003.

Carrying amounts and approximate market values of securities being held to maturity are as follows:

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
States and political subdivisions	$ 11,152,337	$ 483,324	$ —	$ 11,635,661

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
States and political subdivisions	$ 12,999,437	$ 507,242	$ (7,218)	$ 13,499,461

The amortized cost and approximate market value of securities being held to maturity at December 31, 2003, by contractual maturity, are shown below.

	Amortized Cost	Approximate Market Value
Due in one year or less	$ 452,100	$ 462,380
Due after one year through five years	2,552,173	2,668,435
Due after five years through ten years	2,991,413	3,182,615
Due after ten years	5,156,651	5,322,231
	$ 11,152,337	$ 11,635,661

Securities with an amortized cost of $2,416,511 and $2,253,285 and a market value of $2,523,169 and $2,328,445 at December 31, 2003 and 2002, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

NOTE 4 LOANS

Major classifications of loans are summarized as follows:

December 31,	**2003**	2002
Commercial	**$ 29,807,926**	$ 26,727,552
Real estate:		
Mortgage	**67,216,322**	66,745,774
Home equity	**5,227,258**	5,639,913
Construction	**45,096,386**	30,006,442
Bank cards	**891,207**	836,852
Installment	**10,292,040**	11,625,033
	158,531,139	141,581,566
Less unearned discount	**(26,773)**	(87,893)
	158,504,366	141,493,673
Allowance for loan losses	**(2,454,443)**	(2,101,698)
Loans, net	**$ 156,049,923**	$ 139,391,975

Changes in the allowance for loan losses were as follows:

Years Ended December 31,	**2003**	2002	2001
Balance, beginning	**$ 2,101,698**	$ 1,839,398	$1,657,979
Provision charged to operations	**410,000**	440,000	288,000
Loans charged off	**(112,055)**	(209,369)	(229,305)
Recoveries	**54,800**	31,669	122,724
Balance, ending	**$ 2,454,443**	$ 2,101,698	$1,839,398

At December 31, 2003, the Bank had no loans that were specifically classified as impaired. The average balance of impaired loans amounted to approximately $99,397 for the year ended December 31, 2003. The allowance for loan losses related to impaired loans amounted to $0 at December 31, 2003.

Nonaccruing loans (principally installment, commercial, and mortgage loans) totaled $0, $258,281 and $484,460 at December 31, 2003, 2002, and 2001, respectively, which had the effect of reducing net income $0, $22,263 ($.01 per common share), and $35,738 ($.02 per common share) for the years then ended, respectively. Loans past due ninety days or more and still accruing interest amounted to $1,723,421, $971,328, and $382,201 at December 31, 2003, 2002, and 2001, respectively.

NOTE 5 BANK PREMISES AND EQUIPMENT

Major classifications of bank premises and equipment and the total accumulated depreciation are summarized as follows:

December 31,	**2003**	2002
Land	**$ 900,270**	$ 900,270
Buildings and improvements	**3,669,191**	3,665,499
Furniture and equipment	**6,310,104**	6,082,034
	10,879,565	10,647,803
Less accumulated depreciation	**5,829,475**	5,611,140
	$ 5,050,090	$ 5,036,663

NOTE 6 INVESTMENT IN BANK OWNED LIFE INSURANCE

The Bank is owner and designated beneficiary on life insurance policies in the face amount of approximately $15,975,810 maintained on certain of its officers and directors. The earnings from these policies will be used to offset increases in employee benefit costs. The cash surrender value of these policies of $5,303,762 and $5,032,297 at December 31, 2003 and 2002, respectively, is included in other assets on the accompanying consolidated balance sheets.

NOTE 7 MATURITIES OF TIME DEPOSITS

The scheduled maturities of time deposits at December 31, 2003, are as follows:

Year Ending December 31	
2004	$ 87,200,688
2005	27,132,289
2006	12,887,496
2007	11,460,972
2008 and later	18,364,665
	$157,046,110

NOTE 8 FHLB BORROWINGS

The borrowings from the Federal Home Loan Bank of Atlanta, Georgia, are secured by the mortgage loan portfolio of Central Virginia Bank. The borrowings at December 31, 2003 and 2002, consist of the following:

	2003	2002
Interest payable quarterly at a fixed rate of 4.45%, principal due and payable on January 5, 2011, callable quarterly beginning January 7, 2002	**$ 5,000,000**	$ 5,000,000
Interest payable quarterly at a fixed rate of 4.03%, principal due and payable on March 8, 2011, callable quarterly beginning September 10, 2001	**5,000,000**	5,000,000
Interest payable quarterly at a fixed rate of 3.14%, principal due and payable on December 5, 2011, callable quarterly beginning December 5, 2003	**5,000,000**	5,000,000
Interest payable and adjusts quarterly to LIBOR, currently 1.48%, principal due and payable on December 4, 2003	**—**	1,000,000
Overnight borrowing, due and payable on January 2, 2003, interest adjusted daily, currently 1.30%	**—**	5,000,000
Short-term borrowing, due and payable on January 22, 2004, interest adjusted daily, currently 1.15%	**5,000,000**	—
Interest payable and adjusts quarterly to LIBOR, currently 1.26%, principal due and payable on December 6, 2004	**1,000,000**	—
Interest payable quarterly at a fixed rate of 3.71%, principal due and payable on November 14, 2013, one-time call option on November 14, 2008	**5,000,000**	—
	$ 26,000,000	$ 21,000,000

NOTE 9 LONG-TERM DEBT, CAPITAL TRUST PREFERRED SECURITIES

Trust preferred securities represent preferred beneficial interests in the assets of Central Virginia Bankshares, Inc. Statutory Trust I (Trust). The Trust holds certain floating rate junior subordinated debentures due December 17, 2033 issued by the Corporation on December 17, 2003. Distributions on the Preferred Securities is payable quarterly at an annual rate of LIBOR plus 2.85% (4.00% at December 31, 2003). However, the Corporation has the option to defer distributions for up to five years. Cash distributions on the Preferred Securities are made to the extent interest on the debentures is received by the Trust. In the event of certain changes or amendments to regulatory requirements or federal tax rules, the Preferred Securities are redeemable in whole. Otherwise, the Preferred Securities are generally redeemable by the Corporation in whole or in part on or after December 17, 2008 at 100% of the liquidation amount. The Trust's obligations under the Preferred Securities are fully and unconditionally guaranteed by the Corporation. For regulatory purposes, the Preferred Securities are considered a component of Tier I capital.

NOTE 10 INTEREST RATE SWAP AGREEMENT

The Corporation has entered into an interest rate swap agreement related to the issuance of the trust preferred securities. The swap is utilized to manage interest rate exposure and is designated as a highly effective cash flow hedge. The differential to be paid or received on all swap agreements is accrued as interest rates change and is recognized over the life of the agreement in interest expense. The swap agreement expires December 17, 2008 and has an interest rate of 6.405%. The notional amount is $5,000,000. The effect of these agreements is to make the Corporation less susceptible to changes in interest rates by effectively converting certain variable rate debt to fixed rate debt. As of December 31, 2003, the estimated fair value of the interest rate swap agreement was zero.

NOTE 11 INCOME TAX MATTERS

The Corporation and Subsidiary file a consolidated federal income tax return. The consolidated provision for income taxes for the years ended December 31, 2003, 2002, and 2001, are as follows:

	2003	2002	2001
Currently payable	**$1,445,357**	$1,161,386	$831,678
Deferred	**(8,434)**	(30,073)	(84,249)
	$1,436,923	$1,131,313	$747,429

A reconciliation of the expected income tax expense computed at 34% to the income tax expense included in the consolidated statements of income is as follows:

Years Ended December 31,	**2003**	2002	2001
Computed "expected" tax expense	**$ 1,819,234**	$1,406,402	$ 940,688
Tax-exempt interest	**(236,794)**	(171,929)	(160,368)
Tax-exempt loan interest	**(222)**	(5,592)	(14,325)
Disallowance of interest expense deduction for the portion attributable to carrying tax-exempt obligations	**22,841**	20,324	24,276
Dividends received deduction	**(167,530)**	20,324	24,276
Increase in cash value of life insurance	**(52,307)**	20,324	24,276
Other	**51,701**	(117,892)	(42,842)
	$ 1,436,923	$1,131,313	$ 747,429

The deferred income tax provision consists of the following items:

Years Ended December 31,	**2003**	2002	2001
Difference between loan loss provision charged to operating expense and the bad debt deduction taken for income tax purposes	**$ (92,662)**	$ (74,798)	$ (80,123)
Interest income on nonaccrual loans recognized for federal income tax purposes, but not recognized for financial statements until received	**15,867**	10,214	1,165
Decrease in value of foreclosed real estate and other assets recognized for financial statements, but not recognized for income tax purposes until realized	**(3,400)**	—	(13,600)
Deduction for uncollectible late charges recognized for financial statements, but not recognized for income tax purposes until realized	**20**	(51)	7,335
Deduction for accrued supplemental retirement expense recognized for financial statements, but not recognized for income tax purposes until paid	**(50,222)**	(44,053)	—
Deduction for accrued professional fees recognized for financial statements, but not recognized for income tax purposes until paid	**(3,117)**	(19,045)	—
Increase in cash surrender value of Bank owned life insurance recognized for financial statements, but not recognized for alternative minimum tax purposes until realized	**41,294**	46,163	—
Accretion of discount recognized for financial statements, but not recognized for income tax purposes until realized	**20,534**	4,654	(2,024)
Difference between the depreciation methods used for financial statements and for income tax purposes	**63,252**	46,843	2,998
	$ (8,434)	$ (30,073)	$ (84,249)

The components of the net deferred tax liability included in other liabilities are as follows at December 31:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	**$ 777,273**	$ 653,724
Less valuation allowance	**(194,318)**	(163,431)
	582,955	490,293
Devaluation reserve on foreclosed property and other assets	**31,120**	27,720
Accrued professional fees	**22,162**	19,045
Accrued supplemental retirement expense	**94,275**	44,053
Reserve for uncollectible late charges	**8,284**	8,304
Interest income on nonaccrual loans	**—**	15,867
	738,796	605,282
Deferred tax liabilities:		
Property and equipment	**236,785**	173,533
Unrealized gain on securities available for sale	**745,396**	674,127
Cumulative increase in cash surrender value	**87,457**	46,163
Securities	**33,598**	13,064
	1,103,236	906,887
Net deferred tax (liability)	**$(364,440)**	$(301,605)

NOTE 12 PROFIT-SHARING AND RETIREMENT AND 401K PLAN

Profit-Sharing and Retirement Plan: The Bank provides a qualified defined contribution profit-sharing and retirement plan covering substantially all active full time and part time employees of the Bank. Contributions to this plan, administered through the Virginia Bankers Association Benefits Corporation, are made annually to the credit of the participant's individual accounts, at the discretion of the Board of Directors. The plan may be amended or terminated by the Board of Directors at any time. Participants vest over a five-year period. Contributions for 2003 represented 8.25 percent of each participant's eligible salary.

401K Plan: The Bank also provides a qualified 401K plan in conjunction with the defined contribution plan discussed above. Eligible employees may, subject to statutory limitations, contribute a portion of their salary on a pre and post tax basis. The Bank provides a matching contribution of $0.75 for every $1.00 the participant contributes up to 3 percent of their salary. Participants are 100 percent vested in their contributions at all times, and vest in the employer contributions over a five-year period.

The total contributions to both the above plans for the years ended December 31, 2003, 2002, and 2001, were $351,036, $264,802, and $265,765, respectively.

NOTE 13 SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

During the year ended December 31, 2002, the Bank established a Supplemental Executive Retirement Plan, (the "SERP"), a nonqualified, unfunded, defined benefit plan for certain executive and senior officers of the Bank as designated by the Board of Directors. The current participants covered by the SERP include three executive officers as well as five other senior officers. The costs associated with this plan, as well as several other general employee benefit plans are partially offset by earnings attributable to the Bank's purchase of single premium Bank Owned Life Insurance ("BOLI"). The SERP provides an annual benefit equal to 25 percent of the participant's final compensation payable monthly over a 15-year period, following normal retirement at age 65, provided the participant has been employed by the Bank for a minimum of 8 years. A further provision exists for early retirement beginning at age 60, subject to the same 8-year service requirement, but with reduced benefits depending on the number of years preceding age 65 the participant elects to retire. Should the participant's employment terminate due to disability or death, and he has otherwise met the requirements necessary to receive a supplemental benefit under the SERP, the benefit shall be paid to the participant or his spouse. No benefits are payable should the participant's employment terminate for any reason other than retirement, disability, death, or a change in control.

The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheets at December 31, 2003 and 2002:

	2003	2002
Projected benefit obligation:		
Beginning obligation	**$ 129,569**	$ —
Service cost	**129,569**	121,093
Interest cost	**18,140**	8,476
Ending obligation	**$ 277,278**	$ 129,569
Funded status of the plan	**$ (277,278)**	$ (129,569)
Net consolidated balance sheet liability	**$ (277,278)**	$ (129,569)
Net pension cost includes the following components:		
Service cost	**$ 129,569**	$ 121,093
Interest cost	**18,140**	8,476
	$ 147,709	$ 129,569

Assumptions used in the determination of the supplemental executive retirement plan information consist of the following:

	2003	2002
Discount rate	7.0%	7.0%
Rate of increase in compensation levels	5.0%	5.0%

NOTE 14 COMMITMENTS AND CONTINGENCIES

Financial instruments with off-balance-sheet risk: The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31, 2003 and 2002, is as follows:

	2003	2002
Commitments to extend credit	**$ 38,841,693**	$ 49,966,190
Standby letters of credit	**4,037,883**	2,206,089
	$ 42,879,576	$ 52,172,279

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Borrowing Facilities: The Bank has entered into various borrowing arrangements with other financial institutions for Fed Funds, and other borrowings. The total amount of borrowing facilities available at December 31, 2003, was approximately $24,900,000.

Concentrations of credit risk: All of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers within the state and, more specifically, the area surrounding Richmond, Virginia. The concentrations of credit by type of loan are set forth in Note 4. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agribusiness and construction sectors of the economy.

NOTE 15 RELATED PARTY TRANSACTIONS

The Corporation's subsidiary, Central Virginia Bank, has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

Aggregate loan transactions with related parties were as follows:

Years Ended December 31,	**2003**	2002
Balance, beginning	**$ 2,193,248**	$ 2,208,275
New loans	**1,225,401**	1,150,692
Repayments	**(1,645,603)**	(1,165,719)
Balance, ending	**$ 1,773,046**	$ 2,193,248

NOTE 16 STOCK DIVIDEND

On December 13, 2002, the Corporation issued 97,732 shares of common stock pursuant to a 5% stock dividend for stockholders of record as of November 15, 2002. As a result of the stock dividend, common stock was increased by $122,165, surplus was increased by $1,346,747, and retained earnings was decreased by $1,468,912. All references in the accompanying consolidated financial statements to the number of common shares and per-share amounts for 2001 have been restated to reflect this stock dividend.

NOTE 17 INCENTIVE STOCK OPTION PLAN

The Corporation has a Stock Plan that provides for the grant of Incentive Stock Options up to a maximum of 199,500 shares of common stock. This Plan was adopted to foster and promote the long-term growth and financial success of the Corporation by assisting in recruiting and retaining directors and key employees by enabling individuals who contribute significantly to the Corporation to participate in its future success and to associate their interests with those of the Corporation. The options were granted at the market value on the date of each grant. The maximum term of the options is ten years.

The following table presents a summary of options under the Plan at December 31:

		Shares Under Options		
	Option Price	**2003**	2002	2001
Outstanding, beginning	$8.67-$13.31	**142,862**	135,464	142,079
Options granted	17.61	**10,650**	8,343	—
Options exercised	8.67-17.61	**(44,330)**	—	—
Options forfeited	8.67-17.61	**—**	(945)	(6,615)
Outstanding, end of year	$8.67-$17.61	**109,182**	142,862	135,464

Options exercisable at December 31, 2003, 2002, and 2001, were 109,182, 142,862, and 135,464, respectively.

The Corporation applies APB Opinion 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant date consistent with the methods of FASB Statement 123, the Corporation's net income and net income per share would have been reduced to the pro forma amounts indicated below. In accordance with the transition provisions of FASB Statement 123, the pro forma amounts reflect options with grant dates subsequent to January 1, 1995. There were 10,650 and 8,343 options granted during the years ended December 31, 2003 and 2002, respectively.

	2003	2002	2001
Net income			
As reported	**$3,913,765**	$3,005,164	$2,019,300
Pro forma	**$3,889,057**	$3,001,096	$1,976,668
Basic earnings per share			
As reported	**$1.88**	$1.46	$0.99
Pro forma	**$1.87**	$1.46	$1.02
Diluted earnings per share			
As reported	**$1.81**	$1.40	$0.99
Pro forma	**$1.80**	$1.40	$0.97

For purposes of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model with the following assumptions for the grants in 2003 and 2002: dividend yield of 2.45% and 3.43%, respectively, expected volatility of 20%, risk-free interest rate of 3.0%, and an expected option life of 5 years. The fair value of each option granted in 2003 was $2.32. The fair value of each option granted in 2002 was $1.15.

NOTE 18 REGULATORY MATTERS

The Corporation is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Reserve Bank. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios as set forth in the table below of total and Tier I capital as defined in the regulations to risk-weighted assets as defined, and of Tier I capital as defined to average assets as defined. Management believes, as of December 31, 2003, that the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from the Federal Reserve Bank categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Corporation must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	Dollars in Thousands					
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)						
Consolidated	**$ 34,093**	**14.93%**	**$ 18,268**	**8.00%**	**N/A**	**N/A**
Central Virginia Bank	**31,380**	**13.92%**	**18,149**	**8.00%**	**$ 22,687**	**10.00%**
Tier I Capital (to Risk Weighted Assets)						
Consolidated	**26,537**	**11.62%**	**9,135**	**4.00%**	**N/A**	**N/A**
Central Virginia Bank	**29,126**	**12.84%**	**9,074**	**4.00%**	**13,610**	**6.00%**
Tier I Capital (to Average Assets)						
Consolidated	**26,537**	**7.48%**	**14,191**	**4.00%**	**N/A**	**N/A**
Central Virginia Bank	**29,126**	**8.27%**	**14,088**	**4.00%**	**17,609**	**5.00%**
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 25,062	12.38%	$ 16,195	8.00%	N/A	N/A
Central Virginia Bank	23,382	11.63%	16,083	8.00%	$ 20,104	10.00%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	22,960	11.34%	8,099	4.00%	N/A	N/A
Central Virginia Bank	21,280	10.58%	8,042	4.00%	12,062	6.00%
Tier I Capital (to Average Assets)						
Consolidated	22,960	8.17%	11,241	4.00%	N/A	N/A
Central Virginia Bank	21,280	7.62%	11,165	4.00%	13,957	5.00%

Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Under that limitation, the Bank could have declared additional dividends of approximately $6,254,058 in 2003 without regulatory approval.

NOTE 19 FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation and subsidiary.

The following methods and assumptions were used by the Corporation and subsidiary in estimating the fair value of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate their fair values.

Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Mortgage loans held for sale: The carrying amount of mortgage loans held for sale approximate their fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are determined using estimated future cash flows, discounted at the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Accrued interest receivable and accrued interest payable: The carrying amounts of accrued interest receivable and accrued interest payable approximate their fair values.

Deposit liabilities: The fair values of demand deposits equal their carrying amounts which represents the amount payable on demand. The carrying amounts for variable-rate fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected maturities on time deposits.

Federal funds purchased and securities sold under repurchase agreements: The carrying amounts for federal funds purchased and securities sold under repurchase agreements approximate their fair values.

FHLB borrowings: The carrying amount of FHLB borrowings approximate their fair values.

Capital trust preferred securities: The carrying amount of the capital trust preferred securities approximates their fair values.

The following is a summary of the carrying amounts and estimated fair values of the Corporation and subsidiary's financial assets and liabilities at December 31, 2003 and 2002:

December 31,	**2003**		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	**$ 13,029,151**	**$ 13,029,151**	$ 16,846,664	$ 16,846,664
Securities available for sale	**165,832,951**	**165,832,951**	99,789,868	99,789,868
Securities held to maturity	**11,152,337**	**11,635,661**	12,999,437	13,499,461
Mortgage loans held for sale	**762,400**	**762,400**	1,246,580	1,246,580
Loans, net	**156,049,923**	**161,253,923**	139,391,975	148,306,975
Accrued interest receivable	**2,443,082**	**2,443,082**	1,792,668	1,792,668
Financial liabilities:				
Demand and variable rate deposits	**143,674,404**	**143,674,404**	115,766,873	115,766,873
Fixed-rate certificates of deposits	**157,046,110**	**159,471,110**	122,221,504	125,944,504
Federal funds purchased and securities sold under repurchase agreements	**4,214,000**	**4,214,000**	438,000	438,000
FHLB borrowings	**26,000,000**	**26,000,000**	21,000,000	21,000,000
Capital trust preferred securities	**5,000,000**	**5,000,000**	—	—
Accrued interest payable	**404,909**	**404,909**	380,810	380,810

At December 31, 2003 and 2002, the Corporation had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed, and, therefore, they were deemed to have no current fair market value.

NOTE 20 CONDENSED PARENT-ONLY FINANCIAL STATEMENTS

Financial statements for Central Virginia Bankshares, Inc., (not consolidated) are presented below.

BALANCE SHEETS

December 31,	2003	2002
Assets		
Cash	$ 968,082	$ 254,874
Investment in subsidiary	30,932,041	22,777,580
Securities available for sale	1,374,540	1,412,073
Other assets	167,546	79,473
	$ 33,442,209	$ 24,524,000
Liabilities		
Capital trust preferred securities	$ 5,000,000	—
Accrued interest payable	13,344	—
Other liabilities	86,127	$ 24,789
	$ 5,099,471	$ 24,789
Stockholders' Equity		
Common stock, $1.25 par value; 6,000,000 shares authorized; 2,113,274 and 2,059,197 shares issued and outstanding in 2003 and 2002, respectively	2,641,593	2,573,997
Surplus	6,886,930	6,082,371
Retained earnings	17,393,695	14,541,849
Accumulated other comprehensive income	1,420,520	1,300,994
	28,342,738	24,499,211
	$ 33,442,209	$ 24,524,000

STATEMENTS OF INCOME

Years Ended December 31,	2003	2002	2001
Income:			
Management fees	$ 36,000	$ 36,000	$ 36,000
Dividends received from subsidiary	788,517	932,892	854,020
Equity in undistributed earnings of subsidiary	3,029,873	2,058,905	1,112,307
Dividend income	89,580	77,686	81,433
Gain (loss) on sale of securities available for sale	104,096	(12,661)	6,371
	4,048,066	3,092,822	2,090,131
Expenses:			
Operating expenses	98,404	108,265	72,215
Interest expense	13,344	—	—
	111,748	108,265	72,215
Income before income taxes	3,936,318	2,984,557	2,017,916
Income taxes	22,553	(20,607)	(1,384)
Net income	$ 3,913,765	$3,005,164	$2,019,300

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2003	2002	2001
Cash Flows From Operating Activities			
Net income	$3,913,765	$3,005,164	$2,019,300
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiary	(3,029,873)	(2,058,905)	(1,112,307)
Realized (gain) loss on sales of securities available for sale	(104,096)	12,661	(6,371)
Change in operating assets and liabilities:			
Decrease in other assets	(88,073)	(19,624)	—
Increase in accrued interest payable	13,344	(19,624)	—
Increase (decrease) in other liabilities	—	(983)	(1,384)
Net cash provided by operating activities	705,067	938,313	899,238
Cash Flows From Investing Activities			
Proceeds from sales of securities available for sale	353,698	306,770	325,471
Investment in subsidiary	(5,000,000)	—	—
Purchase of securities available for sale	(50,481)	(487,388)	(464,431)
Net cash (used in) investing activities	(4,696,783)	(180,618)	(138,960)
Cash Flows From Financing Activities			
Net proceeds from issuance of common stock	766,843	177,706	156,246
Net proceeds from issuance of capital trust preferred securities	5,000,000	—	—
Payment for 191 fractional shares of common stock	—	(2,875)	—
Dividends paid	(1,061,919)	(930,017)	(854,020)
Net cash provided by (used in) financing activities	4,704,924	(755,186)	(697,774)
Increase in cash	713,208	2,509	62,504
Cash, beginning	254,874	252,365	189,861
Cash, ending	$ 968,082	$ 254,874	$ 252,365

MITCHELL, WIGGINS & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

To the Board of Directors and Stockholders
Central Virginia Bankshares, Inc.
Powhatan, Virginia

We have audited the accompanying consolidated balance sheets of Central Virginia Bankshares, Inc., and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Virginia Bankshares, Inc., and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Mitchell, Wiggins & Company LLP

Richmond, Virginia
January 21, 2004

COMMON STOCK

Central Virginia Bankshares, Inc common stock trades on the Nasdaq Stock Market[sm] under the symbol "CVBK". As of March 15, 2004, the Company had approximately 838 shareholders of record.

The following table shows dividends paid and the high and low trade prices by quarter for the past two years according to Nasdaq.

	2003			2002		
	High Trade	Low Trade	Dividends Paid	High Trade	Low Trade	Dividends Paid
First Quarter	$16.61	$14.70	$.12	$12.44	$10.37	$.1048
Second Quarter	19.80	15.70	.13	15.56	11.99	.1143
Third Quarter	24.99	17.76	.13	14.87	11.29	.1143
Fourth Quarter	26.75	24.99	.13	16.00	12.99	.12

Stock Transfer Agent
Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

Independent Accountants
Mitchell, Wiggins & Company, LLP
Certified Public Accountants
Richmond, Va.

Corporate Office
2036 New Dorset Road
Powhatan, Va. 23139
(804) 403-2000

Legal Counsel
Williams, Mullen, Clark & Dobbins
Richmond, Va.

Web Site
www.centralvabank.com

Form 10-K *A Copy of Form 10-K, including financial statement schedules, as filed with the Securities and Exchange Commission will be furnished without charge upon written request.*

CORPORATE

2036 New Dorset Road
Powhatan, Va. 23139
(804) 403-2000

Bookkeeping/ Customer Service
Compliance/Loan Operation
Executive Administration
Finance/Accounting
Human Resources/Training
Item Processing
Investments
Network Technology
Information Technology
Retail Administration
Commercial/Construction Lending

BANKING LOCATIONS

Main Office
2501 Anderson Highway (Flat Rock)
P.O. Box 39
Powhatan, Va. 23139
(804) 403-2070

Branch Manager
Edith M. Corbin

Brandermill
Market Square Shopping Center
4901 Millridge Parkway
Midlothian, Va. 23112
(804) 744-1784

Branch Manager
Linda J. Lamm

Bellgrade
2500 Promenade Parkway
Midlothian, Va. 23113
(804) 897-9370

Branch Manager
Elizabeth F. Brown

Cartersville
2288 Cartersville Road
Cartersville, Va. 23027
(804) 375-9073

Branch Manager
Betty J. Davis

Midlothian
Village Marketplace Shopping Center
13200 Midlothian Turnpike
Midlothian, Va. 23113
(804) 794-0033

Branch Manager
Sandra J. Kozlowski

Wellesley
3490 Lauderdale Drive
Glen Allen
(804) 364-6200

Branch Manager
Bernard J. Skammer

Cumberland
1422 Anderson Highway
Cumberland, Va. 23040
(804) 492-5100

Branch Manager
Deborah B. Henshaw

Mortgage Loan Services
2490 Anderson Highway (Flat Rock)
P.O. Box 39
Powhatan, Va. 23139
(804) 598-4223

Branch Manager
Elaine M. Burns



Directors: Garland L. Blanton, Jr.; Charles W. Binford; Elwood C. May; James T. Napier; Fleming V. Austin; John B. Larus; Ralph Larry Lyons; Charles B. Goodman

DIRECTORS

John B. Larus
Chairman of the Board

Ralph Larry Lyons
President & CEO, Central Virginia Bank

Fleming V. Austin
Retired Bank Executive

Charles W. Binford
Retired Partner, A.G. Smith & Co., General Merchandise Store, Maidens, Va., *Retired Postmaster*, Maidens, Va.

Garland L. Blanton, Jr.
Retired President/Manager, Blanton and Pleasants Hardware, Inc.

Charles B. Goodman
President, Goodman Truck and Tractor Company, Inc.

Elwood C. May
Owner/Operator, Flat Rock Hardware

James T. Napier
President, Napier, Realtors ERA

OFFICERS

Ralph Larry Lyons
President and CEO

Charles F. Catlett, III
Senior Vice President/Chief Financial Officer

F. William Kidd
Senior Vice President and Cashier

Shirley G. Boelt
Vice President/Human Resources/ Training Manager

Jodie S. Cocke
Vice President/Construction Lending Manager

Leslie S. Cundiff
Vice President/Senior Credit Officer

Richard C. Jenkins
Vice President/Senior Mortgage Loan Manager

Judy M. Reynolds
Vice President/Retail Group Manager/Lender

Deloris C. Smith
Vice President/Commercial Lender & Business Developer

Thomas R. Thornton Jr.
Vice President/Accounting Manager

Vicki M. Alvarez
Assistant Vice President/Retail Lender

D. Todd Bradbury
Assistant Vice President/Project Specialist

Elaine M. Burns
Assistant Vice President/Mortgage Loan Manager

Linda G. Cheatham
Assistant Vice President/Retail Services Manager

Edith M. Corbin
Assistant Vice President/Branch Manager

Deborah B. Henshaw
Assistant Vice President/Branch Manager

Sandra J. Kozlowski
Assistant Vice President/Branch Manager

Laurie B. Marker
Assistant Vice President/Commercial Lender & Business Developer

Leslie J. Payne
Assistant Vice President/Operations Support Specialist

Darlene P. Pelot
Assistant Vice President/Retail Operations Manager

Cheryl W. Purdy
Assistant Vice President/Assistant Branch Manager

Bernard J. Skammer
Assistant Vice President/Branch Manager

Christi L. Bowen
Operations Officer/Bookkeeping Manager

Mark E. Broughton
Operations Officer/Item Processing Manager

Elizabeth F. Brown
Branch Officer/Branch Manager

Betty J. Davis
Branch Officer/Branch Manager

Margaret C. Kelley
Finance Officer/Finance Support Specialist

Linda J. Lamm
Branch Officer/Branch Manager

Mary Ellen Twigg
Investment Officer/Investment Sales Manager

Darlene M. Windle
Branch Officer/Assistant Branch Manager

Central Virginia Bankshares, Inc.

Post Office Box 39
Powhatan, Virginia 23139
(804) 403-2000